Jennifer M. Daniels Senior Vice President, General Counsel & Secretary 250 Greenwich Street, 35th Floor 7 World Trade Center New York, NY 10007

November 5, 2013

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that NCR Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 5, 2013.

Respectfully submitted,

NCR Corporation

By: /s/ Jennifer M. Daniels
Name: Jennifer M. Daniels
Title: Senior Vice President, General Counsel & Secretary